As filed with the Securities and Exchange Commission on May 2, 2017
Registration No. 333-216050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liberty Oilfield Services Inc.
(Exact name of registrant as specified in its charter)

Delaware	**1389**	**81-4891595**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

950 17th Street, Suite 2000
Denver, Colorado 80202
(303) 515-2800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher A. Wright
Chief Executive Officer
950 17th Street, Suite 2000
Denver, Colorado 80202
(303) 515-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman	**Joshua Davidson**
E. Ramey Layne	**Baker Botts L.L.P.**
Vinson & Elkins L.L.P.	**One Shell Plaza**
1001 Fannin, Suite 2500	**910 Louisiana Street**
Houston, Texas 77002	**Houston, Texas 77002**
(713) 758-2222	**(713) 229-1234**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(Subject to Completion, dated May 2, 2017)

20,000,000 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

This is the initial public offering of the Class A common stock of Liberty Oilfield Services Inc., a Delaware corporation. We are offering 19,412,152 shares of our Class A common stock and the selling shareholder identified in this prospectus is offering 587,848 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling shareholder. No public market currently exists for our Class A common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status" and "Risk Factors."

We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol "BDFC."

We anticipate that the initial public offering price will be between $12.00 and $13.00 per share.

Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 24 of this prospectus.

	Per share	Total
Price to public	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to Liberty Oilfield Services Inc. (before expenses)	$	$
Proceeds to the selling shareholder	$	$

(1) We refer you to "Underwriting (Conflicts of Interest)" beginning on page 124 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the option to purchase up to 3,000,000 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 20,000,000 shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   2017.

Morgan Stanley	**Goldman, Sachs & Co.**	**Wells Fargo Securities**
Citigroup	**J.P. Morgan**	**Evercore ISI**
Simmons & Company International Energy Specialists of Piper Jaffray		**Tudor, Pickering, Holt & Co.**

Houlihan Lokey	**Intrepid Partners**	**Petrie Partners Securities**	**SunTrust Robinson Humphrey**

Prospectus dated   2017.

TABLE OF CONTENTS

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including data from Baker Hughes Incorporated and Coras Oilfield Research. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling shareholder nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

We define "total U.S. marketable fracturing capacity" as total hydraulic horsepower ("HHP") capable of fracturing a well, excluding stacked equipment not immediately available for service and equipment undergoing refurbishment or maintenance, as reported by an independent industry source.

We define "total U.S. fracturing capacity" as the total HHP, regardless of whether such HHP is active and deployed, marketable and not deployed or inactive, as reported by an independent industry source.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to "Liberty Inc.," the "Company," "we," "us" or "our" relate to Liberty Oilfield Services Inc. and its consolidated subsidiaries after giving effect to the corporate reorganization contemplated immediately prior to the completion of this offering. References in this prospectus to "selling shareholder" refer to the entity identified as the selling shareholder in "Principal and Selling Shareholders." References in this prospectus to "Liberty LLC" refer to Liberty Oilfield Services New HoldCo LLC, the entity which will own our operating subsidiaries, Liberty Oilfield Services LLC ("Liberty Services") and LOS Acquisition Co I LLC (as combined, our "accounting predecessor"). References in this prospectus to "Liberty Holdings" refer to Liberty Oilfield Services Holdings LLC, the entity which currently owns our operating subsidiaries.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $12.50 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares and excludes Class A common stock reserved for issuance under our long-term incentive plan and our Legacy Plan (as defined herein). While the equipment and amount of HHP required for a customer project varies, we calculate our total HHP, as used in this prospectus, by multiplying our number of fleets by 40,000 HHP.

LIBERTY OILFIELD SERVICES INC.

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas exploration and production ("E&P") companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 14 active fleets (560,000 HHP) in May 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy five additional fleets (200,000 HHP) by the end of the first quarter of 2018, for a total of 19 active fleets (aggregating to a total of 792,500 HHP including additional supporting HHP). Our additional fleets consist of five fleets we recently acquired and are upgrading to our specifications. We provide our services primarily in the Permian Basin, the Denver-Julesburg Basin (the "DJ Basin"), the Williston Basin and the Powder River Basin and expect to deploy one or more fleets for customers in the Eagle Ford Shale in the second half of 2017. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Centennial Resource Development, Inc., Continental Resources, Inc., Devon Energy Corporation, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies, Inc. ("Pinnacle Technologies") into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a major role in launching the shale revolution. Our extensive experience with fracture technologies and customized fracture design has enabled us to develop new technologies and processes that provide our customers with real time solutions that significantly enhance their completions. These technologies include hydraulic fracture propagation models, reservoir engineering tools, large, proprietary shale production databases and multi-variable statistical analysis techniques. Taken together, these technologies have enabled us to be a leader in hydraulic fracture design innovation and application.

We believe the following characteristics distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

While our industry experienced a significant downturn from late 2014 through the first half of 2016, we significantly increased our capacity while maintaining full utilization. We performed approximately 50% more hydraulic fracturing stages in 2015 than in 2014 and approximately 20% more hydraulic fracturing stages in 2016 than in 2015. During the downturn, total U.S. marketable fracturing capacity declined between 40% and 60%. In contrast, over 95% of our capacity was active and deployed during this period, and we expect to maintain this level of utilization through the next 12 months as we deploy five upgraded fleets. We believe our utilization reflects the strong partnerships we have built with our customers as well as the quality of our assets, employees and services.

Industry Trends and Market Recovery

Demand for our hydraulic fracturing services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our hydraulic fracturing services is driven by the completion of hydraulic fracturing stages in unconventional wells, which, in turn, is driven by several factors including rig count, well count, service intensity and the timing and style of well completions.

Overall demand and pricing for hydraulic fracturing services in North America has declined from their highs in late 2014 as a result of the downturn in hydrocarbon prices and the corresponding decline in E&P activity. While the pricing for our hydraulic fracturing services declined substantially, negatively affecting our revenue per average active HHP, and has not returned to its 2014 highs, the industry has witnessed an increase in demand for these services in the third and fourth quarters of 2016 as hydrocarbon prices have recovered somewhat, and we are currently experiencing price increases and increases in our revenue per average active HHP. We expect this demand to continue to increase as E&P companies increase drilling and completion activities. According to Baker Hughes Incorporated's ("Baker Hughes") North American Rig Count, the number of active total rigs in the United States reached a recent low of 404, as reported on May 27, 2016, but has since increased by 112% to 857 active rigs as reported on April 21, 2017. If hydrocarbon prices stabilize at current levels or rise further, we expect to see further increased drilling and completion activity in the basins in which we operate. Should hydrocarbon prices decrease, our pricing and revenue per average active HHP may decrease due to lower demand for our services, negatively affecting our liquidity and financial condition. Please see "Risk Factors—Risks Related to Our Business—Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

In addition to increased industry activity levels, we expect to benefit from increased horizontal drilling as well as other long-term macro industry trends that improve drilling economics such as (i) greater rig efficiencies that result in more wells drilled per rig in a given period and (ii) increased complexity and service intensity of well completions, including longer wellbore laterals, more and larger fracturing stages and higher proppant usage per well.

These industry trends will directly benefit hydraulic fracturing companies like us that have the expertise and technological ability to execute increasingly complex and intense well completions. Given the improved returns that E&P companies have reported for new well completions, we expect these industry trends to continue.

We believe industry contraction and the resulting reduction in total U.S. marketable fracturing capacity since late 2014 will benefit us as industry demand increases. Industry sources report this capacity has declined between 40% and 60% from its peak of approximately 17 million HHP in 2014 and approximately 75% of this capacity is currently active and deployed. A number of our competitors have filed for bankruptcy or have otherwise undergone substantial debt restructuring, significantly reducing available capital and their ability to quickly redeploy fleets. In contrast, our rigorous preventive maintenance program, in addition to scheduled and in-process fleet additions and upgrades, has positioned us well to benefit from improving market dynamics. During the recent downturn, many oilfield service companies significantly reduced their employee headcounts, which will constrain their ability to quickly reactivate fleets. Over the same period, we retained our high quality and experienced employees, did not conduct lay offs and substantially increased our workforce.

Our Competitive Strengths

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

- *High-quality service with a focus on technology that improves well results.* We seek to distinguish ourselves by providing industry-leading, customer-focused service in a flexible, safe and consistent manner. The cornerstone of our technological advantage is a series of proprietary databases of U.S. unconventional wells that include production data, completion designs and reservoir characteristics. We utilize these databases to perform multi-variable statistical analysis that generates differential insight into fracture design optimization to enhance our customers' production economics. Our emphasis on data analytics is also deployed during job execution through the use of real-time feedback on variables that maximizes customer returns by improving cost-effective hydraulic fracturing operations. This attention to detail results in faster well completions, limited downtime and enhanced production results for our customers.

- *Significant and increasing scale in unconventional basins.* We provide our services primarily in the Permian Basin, the DJ Basin, the Williston Basin and the Powder River Basin, which are among the most active basins in North America. In addition, we expect to start operating in the Eagle Ford Shale in the second half of 2017. According to Baker Hughes, these regions collectively accounted for 57% of the active rigs in North America as of April 21, 2017. Based on discussions with our customers, we expect to deploy five additional fleets (200,000 HHP) to these regions once they are completed, which we currently anticipate occurring by the end of the first quarter of 2018. The demand for our hydraulic

fracturing services exceeds our current capacity, and we expect to continue to increase our scale in these regions in response to customer demand. The map below represents our current and projected areas of operation and fleets deployed in each area:



Williston Basin
Powder River Basin
DJ Basin
10 Active Fleets
(+ 1 fleet)
4 Active Fleets
(+ 4 fleets)
Permian Basin
Eagle Ford Basin

- *Innovative approach to engineering and operations.* We believe our focus on providing innovative solutions to customers distinguishes us from our competitors. We believe that publicly available production data, together with completion efficiency data published by our customers, shows that our innovations in stimulation design and execution help our clients complete more productive and cost effective wells in shorter times, while improving our operating results. These innovations include custom fluid systems, perforating strategies and pressure analysis techniques. For example, we developed a customized hydraulic fracturing fluid ("Liberty Spirit") for our customers in the DJ Basin. Liberty Spirit fills the gap between slickwater and conventional cross-linked gel fluid systems and has materially reduced completion costs without compromising production. Our culture of innovation and problem solving also extends to the operational aspects of fracture stimulation. Novel equipment and applications help ensure that our service is provided with less impact on the environment. We spent two years developing our Liberty Quiet Fleet™ design that materially reduces noise levels compared to conventional fracturing fleets, providing customers increased flexibility in the location of drilling pads and promoting the necessary community support for development in populated areas. We deployed a number of fleets capable of operating on either diesel or natural gas ("dual fuel fleets"), which lower emissions relative to traditional fracturing fleets. In addition, our containerized sand delivery program reduces dust and noise and minimizes trucking demurrage typically associated with proppant delivery to the well site. These innovations demonstrate our commitment to identifying and addressing the needs of our customers to reduce their costs and maximize their returns. Finally, we were the first company to partner with a third-party development company in the creation and testing of a new technology that is designed to add proppant downstream of the high pressure pumps. This technology (the "Vorteq Missile™") is projected to be commercial in 2018 and is designed to significantly reduce our maintenance costs, minimize downtime due to jobsite pump failure and extend the useful lives of high pressure pumps.

- *Long-term relationships with a diverse customer base of E&P companies*. We have developed long term partnerships with our customers through a continuous dialogue focused on their production economics. We target customers who will take advantage of our technological innovations to maximize well performance. Further, we have a proven track record of executing our customers' plans and delivering on time and in line with expected costs. Our customer base includes a broad range of E&P

companies, including some of the top E&P companies in our areas of operation such as Continental Resources, Inc., Devon Energy Corporation, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation. We have several customers, including Extraction Oil & Gas, Inc., SM Energy Company and Centennial Resource Development, Inc., for whom we were the predominant provider of fracturing services in 2016. Our customer relationships enabled us to maintain higher utilization and stronger financial results than many of our competitors during the recent downturn. Our technological innovations, customer-tailored approach and track record of consistently providing high-quality, safe and reliable service has allowed us to develop long-term customer partnerships, which we believe makes us the service provider of choice for many of our customers. Customer demand for our services has driven our expansion into other basins and accounted for the prompt utilization of newly deployed equipment. For example, we expect to expand into the Eagle Ford Shale in the second half of 2017 in response to customer requests. We expect that our customers will continue to encourage and support our growth into other basins, reducing the risks associated with geographic expansion.

- *Deep-rooted, employee-centered culture with a track-record of providing safe and reliable services.* We believe one of our key competitive advantages is our people. Our highly trained, experienced and motivated employees are critical to delivering our hydraulic fracturing services. Taking care of our employees is one of our top priorities, and we continually invest in hiring, training and retaining the employees we believe to be the best in our field. During the recent downturn, we did not lay off employees, and in our first employee cost-cutting measure, our executives reduced their salaries in early 2015. Our entire employee team contributed to cost reductions through variable compensation and benefits and selected furloughs. We believe that our employee-centered culture directly results in our employee turnover rates being substantially lower than our primary competitors, as evidenced by the fact that our employee base remained stable between 2014 and 2015 while our primary competitors reduced their employees by between approximately 30% and 50% over the same period. We focus on individual contributions and team success to foster a culture built around operational excellence and superior safety. As a result, we are among the safest service providers in the industry with a constant focus on health, safety and environmental ("HSE") performance and service quality, as evidenced by an average incident rate that was less than half of the industry average from 2013 to 2015. Our employee-centered focus and reputation for safety has enabled us to obtain projects from industry leaders with some of the most demanding safety and operational requirements.

- *Diverse and innovative supply chain network.* We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of our operations. We have built long-term relationships with multiple industry-leading suppliers of proppant, chemicals and hydraulic fracturing equipment. Our proppant needs are secured by a diverse set of long-term contracts at attractive prices reflecting current market conditions. For 2017, we do not expect any single proppant supplier to account for more than 25% of total supply. Our focus on technology and innovation also permeates our approach to our supply chain. For example, we have partnered with one of our proppant suppliers to develop a containerized sand solution that streamlines delivery time, reduces dust and minimizes trucking demurrage typically associated with proppant delivery to the well site, which we are implementing across our fleets. We believe our supply chain provides a secure supply of high-quality proppant, chemicals and hydraulic fracturing equipment that will allow us to quickly respond during periods of increased demand for our services.

- *High-quality and well-maintained fleets.* Our hydraulic fracturing fleets are comprised of high-quality, heavy-duty equipment designed with a lowest total cost of ownership philosophy. Taking a full life cycle view during the equipment design and fabrication process enables us to reduce operational downtime and maintenance costs, while enhancing our ability to provide reliable, consistent service. Our modern fleets have an average age of approximately 3.0 years. We have purchased or ordered ten new fleets (400,000 HHP) since 2012. In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and are investing significant capital to upgrade them to our specifications. Taken together, we expect to have 19 fleets (aggregating to a total of 792,500 HHP including additional supporting HHP) deployed to customers before the end of the first quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor*. Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources LLC ("Liberty Resources"), an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 4.9% economic interest in us. In addition, following the offering, funds affiliated with Riverstone Holdings LLC ("Riverstone"), an energy- and power-focused private investment firm founded in 2000 with approximately $36 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth*. We have deployed eight fleets (320,000 HHP) based on customer demand since June 2016 and plan to deploy five more fleets (200,000 HHP) in response to existing customer demand by the end of the first quarter of 2018. Because the demand for our services exceeds our current deployed and active capacity, we intend to use a portion of the proceeds from this offering and future revenue to fund the remaining construction, refurbishment and upgrade costs for additional fleets to be deployed beginning in the second half of 2018. We may also selectively pursue attractive asset acquisitions that meet our quality standards and targeted returns on invested capital and that enhance our market positioning and geographic presence. We believe this strategy will facilitate the continued expansion of our customer base and geographic presence.

- *Capitalize on the recovery and long-term trends within unconventional resource plays.* According to Baker Hughes' North American Rig Count, the number of active rigs in the United States reached a recent low of 404 as reported on May 27, 2016 but has since recovered by 112% to 857 active rigs on April 21, 2017. More specifically, the number of active rigs located in the basins where we primarily conduct operations grew by 142%, from a low of 201 active rigs to 487 active rigs over the same period. In addition to the recent increase in rig count, we have witnessed a longer term trend in increased horizontal drilling activity and intensity as evidenced by the proportion of active horizontal

Our average active HHP was 456,000 for the three months ended March 31, 2017, which represents an increase over our average active HHP of 349,000 for the three months ended December 31, 2016. As of March 31, 2017, we had $12.8 million in cash and cash equivalents.

EBITDA and Adjusted EBITDA Description and Reconciliation

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted to eliminate the effects of items such as new fleet or new basin start-up costs, costs of asset acquisitions, gain or loss on the disposal of assets, asset impairment charges, bad debt reserves and non-recurring expenses that management does not consider in assessing ongoing performance.

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that we believe are useful to external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended March 31, 2017 (estimated) and 2016 (actual):

	Three Months ended		
	March 31, 2017 (High)	March 31, 2017 (Low)	March 31, 2016 (Actual)
	(in millions, unaudited)		
Net income (loss)	$10.1	$ 8.1	$(21.8)
Depreciation and amortization	13.5	13.5	9.6
Interest expense	1.5	1.5	1.6
EBITDA	25.1	23.1	(10.6)
Fleet start-up costs	4.5	4.5	—
Asset acquisition costs	1.4	1.4	—
Adjusted EBITDA	$31.0	$29.0	$(10.6)

The preliminary financial information included in this registration statement reflects management's estimates based solely upon information available to us as of the date of this submission and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three months ended March 31, 2017. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended March 31, 2017 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenue and net income (loss) for any particular period may not be indicative of future results. See "Cautionary Note Regarding Forward-Looking Statements."

Corporate Reorganization

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to its existing owners, including affiliates of Riverstone and certain members of our management team (the "Legacy Owners"), Liberty LLC Units in accordance with its limited liability company agreement;

(c) certain of the Legacy Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for 30,768,125 shares of Class A common stock and, in the case of some of the Exchanging Owners, the right to receive approximately $3.4 million of the proceeds of this offering;

(d) certain of the Legacy Owners will contribute only a portion of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Liberty Unit Holders") in exchange for 5,908,921 shares of Class A common stock and will continue to directly own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 19,412,152 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) the selling shareholder will sell 587,848 shares of Class A common stock to purchasers in this offering;

(g) Liberty Inc. will use approximately $28.7 million (based on the midpoint of the range set forth on the cover of this prospectus) of the proceeds from this offering to purchase 2,443,529 Liberty LLC Units from the Liberty Unit Holders;

(h) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(i) Liberty Inc. will contribute the remaining net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 44.2% interest in Liberty LLC (or 45.5% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 55.8% interest in Liberty LLC (or 54.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

The second of the Tax Receivable Agreements, which we will enter into with the selling shareholder, generally provides for the payment by us to such TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreements as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreements. However, if we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. We will be dependent on Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements.

As described above in step (g), we will use approximately $28.7 million to purchase 2,443,529 Liberty LLC Units from the Liberty Unit Holders. Such purchases from the Liberty Unit Holders would result in an increase to our estimated tax basis of approximately $25.0 million, and we would (assuming an initial offering price equal to the midpoint of the range set forth on the cover of this prospectus) record an estimated incremental deferred tax asset of approximately $13.8 million and a corresponding TRA liability of approximately $11.7 million. However, as we expect to initially record a full valuation allowance for the incremental deferred tax asset due to the uncertainty of realization of the deferred tax asset, we expect the associated TRA liability will likewise be zero. A $1 increase or decrease in the assumed initial public offering price (the mid-point of the range set forth on the cover of this prospectus) would result in an approximate $0.3 million increase (or decrease) in the estimated tax basis and $0.2 million increase (or decrease) in the incremental deferred tax asset, in each case, initially subject to a full valuation allowance.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Liberty Unit Holders(1)
Other Legacy Owners(2)
Investors in this offering
10.5% Class A Common Stock
100.0% Class B Common Stock
60.4% Total Voting Power
53.8% Class A Common Stock
23.8% Total Voting Power
35.7% Class A Common Stock
15.8% Total Voting Power
Liberty Oilfield Services Inc.
(NYSE: BDFC)
70,825,634 Liberty LLC Units
55.8% of Liberty LLC Units
Sole Managing Member
56,089,198 Liberty LLC Units
44.2% of Liberty LLC Units
Liberty Oilfield Services New HoldCo LLC
(Liberty LLC)
Operating Subsidiaries

(1) Consists of Legacy Owners including certain members of our management and Riverstone.
(2) Includes the Exchanging Owners who consist of affiliates of Riverstone, certain members of management and other Legacy Owners.

Our Principal Shareholders

Upon completion of this offering, the Legacy Owners will initially own 70,825,634 Liberty LLC Units, 36,089,198 shares of Class A common stock, representing approximately 28.4% of the voting power of the Company, and 70,825,634 shares of Class B common stock, representing approximately 55.8% of the voting power of the Company. For more information on our corporate reorganization and the ownership of our common stock by our principal and selling shareholders, see "Corporate Reorganization" and "Principal and Selling Shareholders."

Funds affiliated with Riverstone own a substantial interest in Liberty Inc. and Liberty LLC. Riverstone is an energy- and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately $36 billion of capital raised. Riverstone conducts buyout and growth capital investments in the E&P, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston and Mexico City, Riverstone has committed more than $35 billion to more than 130 investments in North America, Latin America, Europe, Africa, Asia and Australia.

Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 24 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

- The volatility of oil and natural gas prices may adversely affect the demand for our hydraulic fracturing services and negatively impact our results of operations.

- Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

- Reliance upon a few large customers may adversely affect our revenue and operating results.

- We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

- We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials or increases in the cost of such materials could harm our business, results of operations and financial condition.

- We currently rely on one assembler and a limited number of suppliers for major equipment to both build new fleets and upgrade any fleets we acquire to our custom design, and our reliance on these vendors exposes us to risks including price and timing of delivery.

- Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

- Federal, state and local legislative and regulatory initiatives relating to induced seismicity and hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

- We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

- We rely on a few key employees whose absence or loss could adversely affect our business.

- We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Liberty LLC, and we will be accordingly dependent upon distributions from Liberty LLC to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

- If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points).

- The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

- Riverstone and its respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Riverstone to benefit from corporate opportunities that might otherwise be available to us.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Controlled Company Status

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own 70,825,634 Liberty LLC Units, 21,804,896 shares of Class A common stock and 70,825,634 shares of Class B common stock, representing approximately 73.0% of the voting power of our company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the New York Stock Exchange (the "NYSE"). A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules,

THE OFFERING

Class A common stock offered by us	19,412,152 shares (22,412,152 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock offered by the selling shareholder	587,848 shares.
Class A common stock to be outstanding immediately after completion of this offering	56,089,198 shares (59,089,198 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	70,825,634 shares, or one share for each Liberty LLC Unit held by the Liberty Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	44.2% (or 100% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Exchanging Owners and the Liberty Unit Holders will initially own 30,180,277 and 5,908,921 shares of Class A common stock, respectively, representing approximately 23.8% and 4.7% of the voting power of the Company, respectively.
Voting power of Class B common stock after giving effect to this offering	55.8% (or 0% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Liberty Unit Holders will initially own 70,825,634 shares of Class B common stock, representing approximately 55.8% of the voting power of the Company. The Exchanging Owners will not own any shares of Class B common stock.
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."

Use of proceeds	We expect to receive approximately $220.1 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.
	We intend to use $28.7 million of the net proceeds of this offering to purchase Liberty LLC Units from the Liberty Unit Holders and $3.4 million to pay consideration to certain Exchanging Owners.
	We intend to contribute the remaining portion of the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements"), totaling approximately $107 million as of April 24, 2017, (ii) to repay all outstanding borrowings and accrued interest under our Bridge Loan (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements"), totaling approximately $25 million as of April 24, 2017, and which could increase by an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. Please see "Use of Proceeds."
	We will not receive any proceeds from the sale of shares by the selling shareholder.
Conflicts of Interest	Because a repayment of all outstanding borrowings under the Credit Facility by Liberty LLC will result in at least 5% of the net proceeds of this offering being paid to affiliates of Wells Fargo Securities LLC and Citigroup Global Markets Inc. who are lenders under the Credit Facility, a "conflict of interest" will be deemed to exist under Rule 5121(f)(5)(C)(i) of the Financial Industry Regulatory Authority, Inc. ("FINRA"). This offering is being made in compliance with the requirements of FINRA Rule 5121, which requires a "qualified independent underwriter," as defined by the FINRA rules, to participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC has agreed to serve in that capacity. We have also agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. To comply with

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus.

	Years ended December 31,	
	2016	2015
	(in thousands, except per share and revenue per active HHP amounts)	
Statement of Operations Data:		
Revenue	$ 374,773	$455,404
Costs of services, excluding depreciation and amortization shown separately	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Operating loss	(54,434)	(3,560)
Other income (expense)		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]		
Pro forma net income (loss)	$ (38,415)	
Pro forma net income (loss) per share		
Basic	$ (0.09)	
Diluted	$ (0.09)	
Pro forma weighted average shares outstanding		
Basic	56,089,198	
Diluted	56,089,198	
Statement of Cash Flows Data:		
Cash flows provided by (used in) operating activities	$ (40,708)	$ 6,119
Cash flows used in investing activities	(96,351)	(38,492)
Cash flows provided by financing activities	148,543	21,485
Other Financial Data:		
Capital expenditures	$ 102,428	$ 38,492
EBITDA[2]	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ (6,045)	$ 40,767
Average Total HHP[3]	432	237
Average Deployable HHP[3]	293	237
Average Active HHP[4]	287	237
Revenue per Average Active HHP[5]	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):		
Total assets	$ 451,845	$296,971
Long-term debt (including current portion)	103,924	110,232
Total liabilities	222,873	162,920
Total member equity	228,972	134,051

(1) Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization." The pro forma data also reflects additional pro forma income tax benefit of $22.1 million for the year ended December 31, 2016 associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization"

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. For example, for the year ended December 31, 2015, we had approximately $6.4 million of bad debt on which we could not collect due to the bankruptcy of certain of our customers. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects or results of operations.

We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

The oilfield services business is highly competitive. Some of our competitors have a broader geographic scope, greater financial and other resources, or other cost efficiencies. Additionally, there may be new companies that enter our business, or re-enter our business with significantly reduced indebtedness following emergence from bankruptcy, or our existing and potential customers may develop their own hydraulic fracturing business. Our ability to maintain current revenue and cash flows, and our ability to market our services and expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition. Some of our larger competitors provide a broader range of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.

Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our hydraulic fracturing fleets and other completion service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. For example, since January 1, 2011, we have deployed 14 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $451 million. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any fleets we may acquire in the future. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, upgrades or refurbishment. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets. Such demands on our capital or reductions in demand for our hydraulic fracturing fleets and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs.

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us, the selling shareholder or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 84.2% of our voting stock (or approximately 82.3% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreements, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreements and accelerate our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Given this concentrated ownership, the Legacy Owners would have to approve any potential acquisition of us. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. The stockholders' agreement provides Riverstone with the right to designate a certain number of

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreements, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $8.99 per share.

Based on an assumed initial public offering price of $12.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $8.99 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $3.51 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our anticipated credit agreement will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, our anticipated credit agreement will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 56,089,198 outstanding shares of Class A common stock (or 59,089,198 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 20,000,000 shares that we and the selling shareholder are selling in this offering and 3,000,000 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 36,089,198 shares of our Class A common stock and 70,825,634 shares of our Class B common stock, or approximately 82.3% of our total outstanding shares. The Liberty Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their Liberty LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 14,101,648 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and the selling shareholder have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Liberty Inc. will be required to make payments under the Tax Receivable Agreements for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Liberty Inc. will enter into two Tax Receivable Agreements with the TRA Holders. These agreements will generally provide for the payment by Liberty Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis, net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering, and certain benefits attributable to imputed interest. Liberty Inc. will retain the benefit of the remaining 15% of these cash savings.

have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $237 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of $384 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Please read ''Certain Relationships and Related Party Transactions—Tax Receivable Agreements.''

In the event that our payment obligations under the Tax Receivable Agreements are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations), Liberty Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreements will not be conditioned upon the TRA Holders' having a continued interest in us or Liberty LLC. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A common stock. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock— In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreements" and ''Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

If Liberty LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Liberty LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Liberty LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of Liberty LLC Units pursuant to the Redemption Right (or our Call Right) or other transfers of Liberty LLC Units could cause Liberty LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of Liberty LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $220.1 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $22.6 million, in the aggregate.

We intend to use $28.7 million of the net proceeds of this offering to purchase Liberty LLC Units from the Liberty Unit Holders and $3.4 million to pay consideration to certain Exchanging Owners. We intend to contribute the remaining portion of the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility, totaling approximately $107 million as of April 24, 2017 (ii) to repay all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 24, 2017, and which could increase by an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures.

Our Credit Facility matures on September 23, 2019. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $105 million and bore interest at a weighted average interest rate of 5.08%. The borrowings consist of approximately $57 million of term loans and $48 million of revolving borrowings, incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the revolving portion of our Credit Facility, and we may do so to fund our capital program and for other general corporate purposes. We are currently in the process of negotiating the New Revolving Credit Facility, and if we enter into it, we will retire the Credit Facility. There can be no assurance, however, that we will be able to enter into the New Revolving Credit Facility.

The Bridge Loan matures on October 10, 2017, unless earlier terminated in connection with an initial public offering, and bears interest at a rate of 12%. As of April 24, 2017, there was $25 million outstanding under the Bridge Loan and up to an additional $15 million principal amount may be borrowed under the Bridge Loan prior to the closing of this offering. The borrowings under the Bridge Loan were used for the acquisition of hydraulic fracturing equipment, and any future borrowings under the Bridge Loan will be used for the same purpose. In connection with the consummation of this offering and the use of proceeds therefrom, we will fully repay and terminate the Bridge Loan.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholder. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholder.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $12.50 per share and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes appearing elsewhere in this prospectus.

| | As of December 31, 2016 | |
| | Actual | As Adjusted |
	(in thousands, except share counts and par value)	
Cash and cash equivalents[1]	$ 11,484	$ 93,634
Long-term debt, including current maturities:		
Credit Facility	$103,805	$ —
Capital lease obligations	119	119
Total Debt, net of deferred financing costs	$103,924	$ 119
Member/Shareholders' equity:		
Member equity	$228,972	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 56,089,198 shares issued and outstanding (As Adjusted)	—	561
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 70,825,634 shares issued and outstanding (As Adjusted)	—	708
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 10,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	267,370
Non-controlling interests	—	147,112
Total member/shareholders' equity	$228,972	$415,751
Total capitalization	$332,896	$415,870

(1) As adjusted cash and cash equivalents reflects cash received from the Bridge Loan and the subsequent repayment of all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 24, 2017, with the proceeds of this offering.

The information presented above assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $226.0 million, or $2.05 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $220.1 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $446.1 million, or $3.51 per share. This represents an immediate increase in the net tangible book value of $1.46 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $8.99 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Assumed initial public offering price per share		$12.50
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our corporate reorganization)	$2.05	
Increase per share attributable to new investors in this offering	1.46	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		3.51
Dilution in pro forma net tangible book value per share to new investors in this offering[1]		$ 8.99

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(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $9.84 or $8.13, respectively.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $12.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Legacy Owners	110,236,195	86.9%	$281,361	57.4%	$ 2.55
New investors in this offering	16,678,637	13.1	208,483	42.6	12.50
Total	126,914,832	100.0%	$489,844	100.0%	$ 3.86

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(1) The number of shares disclosed for the Legacy Owners includes 587,848 shares being sold by the selling shareholder in this offering and 2,733,515 shares corresponding to the Liberty LLC Units we intend to purchase from certain Legacy Owners with a portion of the net proceeds from this offering.

(2) The number of shares disclosed for the new investors does not include the 587,848 shares being purchased by the new investors from the selling shareholder in this offering and 2,733,515 shares corresponding to the Liberty LLC Units we intend to purchase from certain Legacy Owners with a portion of the net proceeds from this offering.

The data in the table excludes 14,101,648 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 23,000,000, or approximately 38.9% of the total number of shares of Class A common stock.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus.

	Years ended December 31,	
	2016	**2015**
	(in thousands, except per share and revenue per active HHP amounts)	
Statement of Operations Data:		
Revenue	$ 374,773	$455,404
Costs of services, excluding depreciation and amortization shown separately	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Operating loss	(54,434)	(3,560)
Other income (expense)		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]		
Pro forma net income (loss)	$ (38,415)	
Pro forma net income (loss) per share		
Basic	$ (0.09)	
Diluted	$ (0.09)	
Pro forma weighted average shares outstanding		
Basic	56,089,198	
Diluted	56,089,198	
Statement of Cash Flows Data:		
Cash flows provided by (used in) operating activities	$ (40,708)	$ 6,119
Cash flows used in investing activities	(96,351)	(38,492)
Cash flows provided by financing activities	148,543	21,485
Other Financial Data:		
Capital expenditures	$ 102,428	$ 38,492
EBITDA[2]	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ (6,045)	$ 40,767
Average Total HHP[3]	432	237
Average Deployable HHP[3]	293	237
Average Active HHP[4]	287	237
Revenue per Average Active HHP[5]	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):		
Total assets	$ 451,845	$296,971
Long-term debt (including current portion)	103,924	110,232
Total liabilities	222,873	162,920
Total member equity	228,972	134,051

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Combined Financial Data" and our audited combined financial statements and related notes appearing elsewhere in this prospectus. The financial information for the year ended December 31, 2014 has not been audited. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this offering memorandum under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas E&P companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 14 active fleets (560,000 HHP) in May 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy five additional fleets (200,000 HHP) by the end of the first quarter of 2018, for a total of 19 active fleets (aggregating to a total of 792,500 HHP including additional supporting HHP). Our additional fleets consist of five fleets we recently acquired and are upgrading to our specifications. We provide our services primarily in the Permian Basin, the DJ Basin, the Williston Basin and the Powder River Basin and expect to deploy one or more fleets for customers in the Eagle Ford Shale in the second half of 2017. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Centennial Resource Development, Inc., Continental Resources, Inc., Devon Energy Corporation, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

We believe the following characteristics both distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

Recent Trends and Outlook

Demand for our hydraulic fracturing services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our hydraulic fracturing services is driven by the completion of hydraulic fracturing stages in unconventional wells, which, in turn, is driven by several factors including rig count, well count, service intensity and the timing and style of well completions.

Overall demand and pricing for hydraulic fracturing services in North America has declined from their highs in late 2014 as a result of the downturn in hydrocarbon prices and the corresponding decline in E&P activity. While the pricing for our hydraulic fracturing services declined substantially, negatively affecting our compared to $40.8 million for the year ended December 31, 2015. The decreases in EBITDA and Adjusted EBITDA resulted from the declines in revenue and other items described above under the captions *Revenue*, *Cost of Services* and *General and Administrative Expenses* above.

For the three months ended December 31, 2016, our Adjusted EBITDA of $10.2 million represents net loss of $4.1 million, plus depreciation and amortization of $11.1 million, interest expense of $1.6 million, fleet startup costs of $2.6 million, and asset acquisition costs of $1.6 million, less gain on disposal of assets of $2.6 million.

For the year ended December 31, 2014, our Adjusted EBITDA of $76.1 million represents net income of $36.0 million, plus depreciation and amortization of $22.1 million, interest expense of $3.9 million, fleet start-up costs of $2.8 million, loss on disposal of assets of $0.8 million, bad debt reserve of $0.5 million and proppant delivery expediting costs of $10.0 million.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity to date have been capital contributions from our owners, borrowings under our Credit Facility and cash flows from operations. Our primary uses of capital have been capital expenditures to support organic growth. We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in "Use of Proceeds," we intend to contribute $188.0 million of the net proceeds we receive from this offering to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility, totaling approximately $107 million as of April 24, 2017, (ii) to repay all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 24, 2017, and which could increase by an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. Please see "Use of Proceeds." After giving effect to this offering and use of proceeds therefrom, we expect to have $60.0 million available for borrowings under our Credit Facility and $93.6 million in cash. We currently estimate that our capital expenditures for 2017 will range from $300 million to $340 million, including (i) approximately $80 million to $90 million for completion of required upgrades to assets acquired from Sanjel Corporation in June 2016, (ii) approximately $70 million to $75 million for the acquisition and upgrade of assets in connection with the Titan Frac Acquisition, (iii) approximately $105 million to $115 million for the remaining cost to purchase three additional fleets (120,000 HHP), two of which we expect to deploy in 2017 and one of which we expect to deploy in early 2018, (iv) approximately $20 million to $30 million for maintenance capital, and (v) approximately $25 million to $30 million for facilities and other capital expenditures. We expect to fund these expenditures through a combination of cash on hand, cash generated by our operations and borrowings under our Credit Facility or the New Revolving Credit Facility. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. Following this offering and the application of the net proceeds therefrom, we intend to finance the majority of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Facility. We believe that our operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At December 31, 2016, cash and cash equivalents totaled $11.5 million. In addition to cash and cash equivalents, we had approximately $11.8 million available for borrowings under our Credit Facility as of December 31, 2016. We are currently in the process of negotiating the New Revolving Credit Facility, and if we enter into it, we will retire the Credit Facility.

BUSINESS

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas E&P companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 14 active fleets (560,000 HHP) in May 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy five additional fleets (200,000 HHP) by the end of the first quarter of 2018, for a total of 19 active fleets (aggregating to a total of 792,500 HHP including additional supporting HHP). Our additional fleets consist of five fleets we recently acquired and are upgrading to our specifications. We provide our services primarily in the Permian Basin, the DJ Basin, the Williston Basin and the Powder River Basin and expect to deploy one or more fleets for customers in the Eagle Ford Shale in the second half of 2017. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Centennial Resource Development, Inc., Continental Resources, Inc., Devon Energy Corporation, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a major role in launching the shale revolution. Our extensive experience with fracture technologies and customized fracture design has enabled us to develop new technologies and processes that provide our customers with real time solutions that significantly enhance their completions. These technologies include hydraulic fracture propagation models, reservoir engineering tools, large, proprietary shale production databases and multi-variable statistical analysis techniques. Taken together, these technologies have enabled us to be a leader in hydraulic fracture design innovation and application.

We believe the following characteristics distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

While our industry experienced a significant downturn from late 2014 through the first half of 2016, we significantly increased our capacity while maintaining full utilization. We performed approximately 50% more hydraulic fracturing stages in 2015 than in 2014 and approximately 20% more hydraulic fracturing stages in 2016 than in 2015. During the downturn, total U.S. marketable fracturing capacity declined between 40% and 60%. In contrast, over 95% of our capacity was active and deployed during this period, and we expect to maintain this level of utilization through the next 12 months as we deploy six upgraded fleets. We believe our utilization reflects the strong partnerships we have built with our customers as well as the quality of our assets, employees and services.

Our Competitive Strengths

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

- *High-quality service with a focus on technology that improves well results.* We seek to distinguish ourselves by providing industry-leading, customer-focused service in a flexible, safe and consistent manner. The cornerstone of our technological advantage is a series of proprietary databases of U.S. unconventional wells that include production data, completion designs and reservoir characteristics. We utilize these databases to perform multi-variable statistical analysis that generates differential insight into fracture design optimization to enhance our customers' production economics. Our emphasis on data analytics is also deployed during job execution through the use of real-time feedback on variables that maximizes customer returns by improving cost-effective hydraulic fracturing operations. This attention to detail results in faster well completions, limited downtime and enhanced production results for our customers.

- *Significant and increasing scale in unconventional basins.* We provide our services primarily in the Permian Basin, the DJ Basin, the Williston Basin and the Powder River Basin, which are among the most active basins in North America. In addition, we expect to start operating in the Eagle Ford Shale in the second half of 2017. According to Baker Hughes, these regions collectively accounted for 57% of the active rigs in North America as of April 21, 2017. Based on discussions with our customers, we expect to deploy five additional fleets (200,000 HHP) to these regions once they are completed, which we currently anticipate occurring by the end of the first quarter of 2018. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect to continue to increase our scale in these regions in response to customer demand. The map below represents our current and projected areas of operation and projected fleets deployed in each area:


Williston Basin
Powder River Basin
10 Active Fleets
(+ 1 fleet)
DJ Basin
4 Active Fleets
(+ 4 fleets)
Permian Basin
Eagle Ford Basin

- *Innovative approach to engineering and operations.* We believe our focus on providing innovative solutions to customers distinguishes us from our competitors. We believe that publicly available production data, together with completion efficiency data published by our customers, shows that our innovations in stimulation design and execution help our clients complete more productive and cost effective wells in shorter times, while improving our operating results. These innovations include custom fluid systems, perforating strategies and pressure analysis techniques. For example, we developed a customized hydraulic fracturing fluid for our customers in the DJ Basin. Liberty Spirit fills the gap between slickwater and conventional cross-linked gel fluid systems and has materially reduced completion costs without compromising production. Our culture of innovation and problem solving also extends to the operational aspects of fracture stimulation. Novel equipment and applications help

areas of our operations. We have built long-term relationships with multiple industry-leading suppliers of proppant, chemicals and hydraulic fracturing equipment. Our proppant needs are secured by a diverse set of long-term contracts at attractive prices reflecting current market conditions. For 2017, we do not expect any single proppant supplier to account for more than 25% of total supply. Our focus on technology and innovation also permeates our approach to our supply chain. For example, we have partnered with one of our proppant suppliers to develop a containerized sand solution that streamlines delivery time, reduces dust and minimizes trucking demurrage typically associated with proppant delivery to the well site, which we are implementing across our fleets. We believe our supply chain provides a secure supply of high-quality proppant, chemicals and hydraulic fracturing equipment that will allow us to quickly respond during periods of increased demand for our services.

- *High-quality and well-maintained fleets.* Our hydraulic fracturing fleets are comprised of high-quality, heavy-duty equipment designed with a lowest total cost of ownership philosophy. Taking a full life cycle view during the equipment design and fabrication process enables us to reduce operational downtime and maintenance costs, while enhancing our ability to provide reliable, consistent service. Our modern fleets have an average age of approximately 3.0 years. We have purchased or ordered ten new fleets (400,000 HHP) since 2012. In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and are investing significant capital to upgrade them to our specifications. Taken together, we expect to have 19 fleets (aggregating to a total of 792,500 HHP including additional supporting HHP) deployed to customers before the end of the first quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor.* Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources, an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 4.9% economic interest in us. In addition, following the offering, funds affiliated with Riverstone, an energy- and power-focused private investment firm founded in 2000 with approximately $36 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth.* We have deployed eight fleets (320,000 HHP) based on customer demand since June 2016 and plan to deploy five more fleets (200,000 HHP) in response to existing customer demand by the end of the first quarter of 2018. Because the demand for our services

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expense decreased in 2017, primarily due to deferred financing costs expensed in 2016 in connection with the repayment of a term loan under our Credit Facility.

Based on the preliminary results, we estimate that net income will be within a range of $8.1 million to $10.1 million for the three months ended March 31, 2017, as compared to a net loss of $21.8 million for the same period of 2016. The improved results are primarily attributable to the factors discussed above.

Based on the preliminary results, we estimate that Adjusted EBITDA will be within a range of $29.0 million to $31.0 million for the three months ended March 31, 2017, as compared to $(10.6) million for the same period of 2016. The increase primarily relates to higher revenue generated from increased activity during the first quarter of 2017 as compared to the first quarter of 2016, partially offset by incremental costs of owning and operating additional hydraulic fracturing fleets.

Our average active HHP was 456,000 for the three months ended March 31, 2017, which represents an increase over our average active HHP of 349,000 for the three months ended December 31, 2016. As of March 31, 2017, we had $12.8 million in cash and cash equivalents.

EBITDA and Adjusted EBITDA Description and Reconciliation

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted to eliminate the effects of items such as new fleet or new basin start-up costs, costs of asset acquisitions, gain or loss on the disposal of assets, asset impairment charges, bad debt reserves and non-recurring expenses that management does not consider in assessing ongoing performance.

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that we believe are useful to external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended March 31, 2017 (estimated) and 2016 (actual):

	Three Months ended		
	March 31, 2017 (High)	March 31, 2017 (Low)	March 31, 2016 (Actual)
	(in millions, unaudited)		
Net income (loss)	$10.1	$ 8.1	$(21.8)
Depreciation and amortization	13.5	13.5	9.6
Interest expense	1.5	1.5	1.6
EBITDA	25.1	23.1	(10.6)
Fleet start-up costs	4.5	4.5	—
Asset acquisition costs	1.4	1.4	—
Adjusted EBITDA	$31.0	$29.0	$(10.6)

The preliminary financial information included in this registration statement reflects management's estimates based solely upon information available to us as of the date of this submission and is the responsibility

These industry trends will directly benefit hydraulic fracturing companies like us that have the expertise and technological innovations to effectively service today's more efficient oilfield drilling activity and the increasing complexity and intensity of well completions. Given the expected returns that E&P companies have reported for new well development activities due to improved rig efficiencies and increasing well completion complexity and intensity, we expect these industry trends to continue.

Tightening of Supply in the Hydraulic Fracturing Services Market

Due to the significant maintenance required as a result of increasing service intensity, the potential cost to redeploy older, idle fleets has significantly increased. These costs depend on the level of previous use and preventive maintenance spending, as well as the amount of time spent idle.

We believe industry contraction and the resulting reduction in total U.S. marketable fracturing capacity since late 2014 benefits us as industry demand increases. Industry sources report this capacity has declined between 40% and 60% from its peak of approximately 17 million HHP in 2014 and approximately 75% of this capacity is currently active. A number of our competitors have filed for bankruptcy or have otherwise undergone substantial debt restructuring, significantly reducing available capital and their ability to quickly redeploy fleets. In contrast, our rigorous preventive maintenance program, in addition to scheduled and in-process fleet additions and upgrades, has positioned us well to benefit from improving market dynamics. During the recent downturn, many oilfield service companies significantly reduced their employee headcounts, which will constrain their ability to quickly reactive fleets. Over the same period, we retained our high quality and experienced employees, did not conduct lay offs and substantially increased our workforce.

Because demand for new equipment exceeds active supply, we believe that pricing power has begun to return to the broader oilfield services sector as well as the hydraulic fracturing industry. We are currently experiencing price increases, and believe that this trend will continue.

Our Services

We provide hydraulic fracturing services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. Our customers benefit from our expertise in fracturing horizontal wells in shales and other unconventional geological formations.

The process of hydraulic fracturing involves pumping a pressurized stream of fracturing fluid—typically a mixture of water, chemicals and proppant—into a well casing or tubing in order to cause the underground formation to fracture or crack. These fractures release trapped hydrocarbon particles and provide a conductive channel for the oil or natural gas to flow freely to the wellbore for collection. The propping agent, or proppant,—typically sand—becomes lodged in the cracks created by the hydraulic fracturing process, "propping" them open to facilitate the flow of hydrocarbons from the reservoir to the well. The fracturing fluid is engineered to lose viscosity, or "break," and is subsequently flowed back from the formation, leaving the proppant suspended in the mineral fractures. Once our customer has flushed the fracturing fluids from the well using a controlled flow-back process, the customer manages fluid and water recycling or disposal.

Our hydraulic fracturing fleets consist of mobile hydraulic fracturing units and other auxiliary heavy equipment to perform fracturing services. Our hydraulic fracturing units consist primarily of high-pressure hydraulic pumps, diesel engines, transmissions, radiators and other supporting equipment that are typically mounted on trailers. We refer to the group of units and other equipment, such as blenders, data vans, sand storage, tractors, manifolds and high pressure fracturing iron, which are necessary to perform a typical hydraulic fracturing job, as a "fleet," and the personnel assigned to each fleet as a "crew." We have 14 active fleets (560,000 HHP), currently have plans to deploy five additional fleets by the end of the first quarter of 2018, which consist of five fleets we recently acquired and are upgrading to meet our specifications.

An important element of our hydraulic fracturing services is our focus on providing custom-tailored completions solutions to our customers to maximize their well results. Our technologically innovative approach involves our review of a series of continually updated, proprietary databases of U.S. unconventional wells and to which we apply our multi-variable data analysis, allowing us to gain differential insight into fracture design. The innovative completions solutions we provide to our customers help them complete more productive and cost efficient wells in shorter times with less environmental impact on their surroundings while increasing the useful lives of our equipment.

In addition to custom-tailored completions solutions, we also develop custom fluid systems, proppant logistics solutions, perforating strategies and pressure analysis techniques for our customers. An example of this is a hydraulic fracturing fluid that we developed for use in our DJ Basin operations called Liberty Spirit, a specifically designed fracturing fluid that enables material reductions in completion costs in the DJ Basin without compromising job execution or well results.

We provide our services in several of the most active basins in the United States, including the Permian Basin, the DJ Basin, the Williston Basin and the Powder River Basin. We expect to deploy one or more fleets to serve customers in the Eagle Ford Shale in the second half of 2017. These regions are expected to account for approximately 56% of all new horizontal wells anticipated to be drilled between 2016 and 2020.

Properties and Equipment

Properties

Our corporate headquarters are located at 950 17th Street, Suite 2000, Denver, Colorado 80202. We lease our general office space at our corporate headquarters. The lease expires in December 2024. We currently own or lease the following additional principal properties:

District Facility Location	Size	Leased or Owned	Expiration of Lease
Odessa, TX	77,500 sq. ft on 47 acres	Leased	Month-to-Month
Henderson, CO	50,000 sq. ft on 13 acres	Leased	December 31, 2034
Williston, ND	30,000 sq. ft on 15 acres	Owned	N/A
Gillette, WY	32,757 sq. ft on 15 acres	Leased	December 31, 2034
Cibolo, TX	90,000 sq. ft on 34 acres	Leased	Month-to-Month

We also lease several smaller facilities, which leases generally have terms of one to three years. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Equipment

We have 19 hydraulic fracturing fleets plus additional support HHP (752,500 HHP), of which 14 fleets (560,000 HHP) are currently active and five fleets (200,000 HHP) are being upgraded to our specifications. We expect to deploy the five fleets currently being upgraded by the end of the first quarter of 2018, for a total of 19 active fleets (aggregating to a total of 792,500 HHP including additional supporting HHP). Three of our fleets currently utilize our Liberty Quiet Fleet™ technology, with two additional fleets being upgraded to Liberty Quiet Fleet™ specifications, and more than 40% of our capacity has dual fuel capability.

Our hydraulic fracturing fleets are comprised of high-quality, heavy-duty equipment designed to reduce operational downtime and maintenance costs, while enhancing our ability to provide reliable, consistent service. The average age of our fleets is approximately 3.0 years. Each hydraulic fracturing fleet also includes the necessary blending units, manifolds, data vans and other ancillary equipment needed to provide a high level of service to our customers.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and description of the business experience of our executive officers and directors, as of April 10, 2017.

Name	Age	Position with Liberty Oilfield Services Inc.
Christopher A. Wright	52	Chief Executive Officer and Director Nominee
Michael Stock	55	Chief Financial Officer and Director
Ron Gusek	45	President
R. Sean Elliott	42	Vice President and General Counsel
Ryan T. Gosney	44	Chief Accounting Officer
Cary D. Steinbeck	45	Director Nominee
N. John Lancaster, Jr.	48	Director Nominee
Brett Staffieri	38	Director Nominee
William F. Kimble	57	Director Nominee
Peter A. Dea	63	Director Nominee
Ken Babcock	60	Director Nominee
M. Cliff Ryan, Jr.	33	Director Nominee
Jesal Shah	31	Director Nominee

Christopher A. Wright—Chief Executive Officer and Director Nominee. Chris Wright has served as our Chief Executive Officer since December 2016 and as the Chief Executive Officer of Liberty Holdings since its formation in March 2011. He is also the Executive Chairman of Liberty Resources, an E&P company focused in the Williston Basin, and was the Chief Executive Officer from its formation in September 2010 until March 2017. Mr. Wright has also been nominated to serve on our board of directors. Mr. Wright is also a director of TAS Energy Inc., Liberty Resources and Kerogen Exploration, Inc. Mr. Wright founded Pinnacle Technologies, a company that developed and commercialized tiltmeter and microseismic fracture mapping, and served as CEO of Pinnacle Technologies from 1992 to 2006. From 2000 to 2006, Mr. Wright served as Chairman of Stroud Energy, Inc., a shale natural gas producer. Mr. Wright has a Bachelor of Science in Mechanical Engineering from the Massachusetts Institute of Technology ("MIT") and conducted graduate work in electrical engineering at both the University of California-Berkeley and MIT. We believe that Mr. Wright's experience leading our growth as our Chief Executive Officer and his extensive experience in the hydraulic fracturing services industry qualifies him to serve on our board of directors.

Michael Stock—Chief Financial Officer and Director. Michael Stock has served as our Chief Financial Officer since December 2016 and as the Chief Financial Officer of Liberty Holdings, since April 2012. Prior to joining Liberty Holdings, from 2009 to 2012, he was employed by TAS Energy Inc., an industrial energy technology company. During his tenure, he served as CFO and was a key part of the raising of equity from leading investment groups including Kleiner Perkins, Element Partners, Natural Gas Partners and Credit Suisse. From 1997 to 2009, Mr. Stock served as CFO for Pinnacle Technologies. We believe that Mr. Stock's extensive background in all levels of finance, including global financial management, mergers and acquisitions and risk management make him well qualified to serve on our board of directors. We expect that Mr. Stock will resign from our board of directors prior to the date that our Class A common stock is first traded on the NYSE.

Ron Gusek—President. Ron Gusek has served as our President since December 2016 and as the President of Liberty Holdings, since November 2016. Mr. Gusek served as the Vice President of Technology and Development of Liberty Holdings, from 2014 until his promotion. Prior to joining Liberty Holdings, from 2011 to 2014, Mr. Gusek served as Vice President, Corporate Engineering and Technology of Sanjel Corporation, a

Jesal Shah—Director Nominee. Mr. Shah has been nominated to serve on our board of directors. Mr. Shah is a Vice President of Riverstone, an energy-focused private equity firm. Mr. Shah joined Riverstone in 2010 and returned to Riverstone in 2015 after earning a Master of Business Administration. Prior to joining Riverstone, Mr. Shah worked in the Investment Banking Division of Credit Suisse. While at Credit Suisse, Mr. Shah worked on mergers and acquisitions and capital markets financings in the global energy sector. Mr. Shah has a Bachelor of Arts in Economics and Spanish from Tufts University and a Master of Business Administration from Harvard Business School. We believe that Mr. Shah's experience investing in the energy sector qualifies him for service on our board of directors.

Status as a Controlled Company

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own approximately 73.0% of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes- Oxley and NYSE corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NYSE corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

Composition of Our Board of Directors

Our board of directors currently consists of one member. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have a nine member board of directors consisting of our director nominees who shall be appointed to the board of directors, and we expect that Mr. Stock will resign from our board of directors.

In connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. The stockholders' agreement will provide Riverstone with the right to designate a certain number of nominees to our board of directors so long as they and their affiliates collectively beneficially own more than 10% of the outstanding shares of our Class A common stock.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Actions Taken Following Fiscal Year End

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 14,101,648 shares of our Class A common stock will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a "covered employee" (within the meaning of Section 162(m) of the Code) may not be granted awards under the LTIP intended to qualify as "performance-based compensation" (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our Class A common stock relating to more than 1,000,000 shares of Class A common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our Class A common stock, having a value determined on the date of grant in excess of $5 million. In addition, the maximum aggregate grant date fair value of awards granted under the LTIP to non-employee directors will not exceed $1 million in any single calendar year (or $2 million in the first calendar year in which an individual becomes a non-employee director).

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

Stock Options. The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries. The Liberty LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of Liberty LLC to, among other things, admit Liberty Inc. as the sole managing member of Liberty LLC.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to the Legacy Owners, Liberty LLC Units in accordance with its limited liability company agreement;

(c) the Exchanging Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. in exchange for 30,768,125 shares of Class A common stock and, in the case of some of the Exchanging Owners, the right to receive approximately $3.4 million of the proceeds of this offering;

(d) the Liberty Unit Holders will contribute only a portion of their Liberty LLC Units to Liberty Inc. in exchange for 5,908,921 shares of Class A common stock and will continue to own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 19,412,152 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) the selling shareholder will sell 587,848 shares of Class A common stock to purchasers in this offering;

(g) Liberty Inc. will use approximately $28.7 million (based on the midpoint of the range set forth on the cover of this prospectus) of the proceeds from this offering to purchase 2,443,529 Liberty LLC Units from the Liberty Unit Holders;

(h) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(i) Liberty Inc. will contribute the remaining net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 44.2% interest in Liberty LLC (or 45.5% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 55.8% interest in Liberty LLC (or 54.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

generally provides for the payment by us to such TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in certain circumstances in periods after this offering as a result of (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of Liberty LLC Units or if the TRA Holder no longer holds Liberty LLC Units.

The payment obligations under the Tax Receivable Agreements are Liberty Inc.'s obligations and not obligations of Liberty LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing Liberty Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon significant future events and assumptions, including the timing of the redemptions of Liberty LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its Liberty LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of the contemplated reorganization transactions, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Liberty Inc.'s payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreements were terminated immediately after this offering (assuming $12.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $237 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $384 million).

Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately $163 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $256 million).

A delay in the timing of redemptions of Liberty LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreements as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of Liberty LLC taxable income exceed distributions and allocations of losses to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of Liberty LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreements are dependent upon Liberty Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreements. If Liberty Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Liberty Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if we experienced a change of control or the Tax Receivable Agreements were terminated immediately after this offering, the estimated lump-sum payment would be approximately $237 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. For example, the earlier disposition of assets following a redemption of Liberty LLC Units may accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before a redemption of Liberty LLC Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreements. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

Payments generally are due under the Tax Receivable Agreements within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus basis points. Except in cases where we elect to terminate the Tax Receivable Agreements early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreements.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreements is dependent on the ability of Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of Liberty LLC's subsidiaries to make distributions to it. The ability of Liberty LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Liberty LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The Tax Receivable Agreements are filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto.

Stockholders' Agreement

In connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. Among other things, the stockholders' agreement will provide the right to designate nominees to our board of directors as follows:

- so long as Riverstone and its affiliates collectively own at least 35% of our Class A common stock, Riverstone can designate up to five nominees to our board of directors, with the board size decreasing by one director when Riverstone and its affiliates no longer own at least 35% of our Class A common stock;

- so long as Riverstone and its affiliates collectively own at least 30% of our Class A common stock, Riverstone can designate up to four nominees to our board of directors;

- so long as Riverstone and its affiliates collectively own at least 20% of our Class A common stock but less than 30% of our Class A common stock, Riverstone can designate up to two nominees to our board of directors; and

- so long as Riverstone and its affiliates collectively own at least 10% of our Class A common stock but less than 20% of our Class A common stock, Riverstone can designate up to one nominee to our board of directors.

Pursuant to the stockholders' agreement we and the Principal Stockholders will be required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by Riverstone. At any time the members of our board of directors are allocated among separate classes of directors, (i) the directors designated by Riverstone pursuant to the stockholders' agreement will be in different classes of directors to the extent practicable and (ii) Riverstone will be permitted to designate the class or classes to which each such director will be allocated. Riverstone will be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of such director's term.

In addition, the stockholders' agreement will provide that for so long as the Principal Stockholders and their affiliates own at least 20% of the outstanding shares of our Class A common stock, Riverstone will have the right to cause any committee of our board of directors to include in its membership at least one director designated by Riverstone, except to the extent that such membership would violate applicable securities laws or stock exchange rules. The rights granted to Riverstone to designate directors are additive to and not intended to limit in any way the rights that Riverstone or any of its affiliates may have to nominate, elect or remove our directors under our certificate of incorporation, bylaws or the DGCL.

Furthermore, so long as Riverstone and its affiliates collectively own at least 20% of the outstanding shares of Class A common stock, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of Riverstone:

- any material change, through any acquisition, disposition of assets or otherwise, in the nature of our business or operations and our subsidiaries as of the date of the stockholders' agreement;

- hiring or terminating our chief executive officer or the chief financial officer and their respective successors;

- any transaction that, if consummated, would constitute a Change of Control (as defined in the stockholders' agreement) or entering into any definitive agreement or series of related agreements that govern any transaction or series of related transactions that, if consummated, would result in a Change of Control;

- entering into any agreement providing for certain acquisitions or dispositions, in each such case, involving consideration payable or receivable by us or any of our subsidiaries in excess of $100 million in the aggregate in any single transaction or series of related transactions during any 12-month period;

- any incurrence by us or any of our subsidiaries of indebtedness for borrowed money (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another Person) in excess of $100 million in the aggregate in any single transaction or series of related transactions during any 12-month period;

- any issuance or series of related issuances of equity securities by us or any of our subsidiaries for an aggregate consideration in excess of $100 million;

- any payment or declaration of any dividend or other distribution of any shares of Class A common stock or entering into any recapitalization transaction the primary purpose of which is to pay a dividend;

- any increase or decrease in the size of our board of directors, committees of the board of directors, and board and committees of our subsidiaries;

- settling any litigation to which we or any of our subsidiaries is a party involving the payment by us or any of our subsidiaries of an aggregate amount equal to or greater than $25 million;

- entering into any joint venture or similar business alliance involving investment, contribution or disposition by us or any of our subsidiaries of assets (including stock of subsidiaries) having an aggregate fair market value in excess of $100 million, other than transactions solely between and among us and our wholly owned subsidiaries; and

- any amendment, modification or waiver of our certificate of incorporation, bylaws or any other governing document following the date of the stockholders' agreement that (i) causes the number of board of director seats to be less than or greater than nine or (ii) materially and adversely affects any Principal Stockholder.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with the Legacy Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by the Legacy Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Advisory Services Agreement

Liberty Holdings has entered into an advisory agreement, dated December 30, 2011, with Riverstone, in which Riverstone agreed to provide certain administrative advisory services to us. The service fee incurred and accrued to Riverstone, and reflected in the financials of our accounting predecessor, for the years ended December 31, 2016 and 2015 was approximately $456,000 and $446,000, respectively. We do not expect to incur future expense under this agreement following completion of this offering.

Transactions with Liberty Resources

In September 2011, Liberty Resources entered into a services agreement (the "Services Agreement") with Liberty Services whereby Liberty Resources is to provide certain administrative support functions to Liberty Services. Liberty Resources also entered into a master service agreement with Liberty Services whereby Liberty Services provides hydraulic fracturing service to Liberty Resources at market service rates. The amount incurred under the Services Agreement by Liberty Services during the years ended December 31, 2016 and 2015 was

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- the selling shareholder;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, the selling shareholder, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 950 17th Street, Suite 2000, Denver, Colorado 80202.

We have granted the underwriters the option to purchase up to an additional 3,000,000 shares of Class A common stock.

| | Shares Beneficially Owned Prior to the Offering[1] | | Shares of Class A Common Stock Offered Hereby (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares) | Shares of Class A Common Stock Offered Hereby (Assuming Exercise in Full of the Underwriters' Option to Purchase Additional Shares) | Shares Beneficially Owned After the Offering[2] | | | | | |
| | | | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power[3] | |
	Number	%			Number	%	Number	%	Number	%
Selling Shareholder										
R/C Energy IV Direct Partnership, L.P. (4)	16,483,823	15.0%	587,848	587,848	15,895,975	28.3%	—	0.0%	15,895,975	12.5%
Other 5% Shareholders										
Other entities associated with Riverstone (5)	38,589,975	35.0%	—	—	2,865,631	5.1%	34,348,096	48.5%	37,213,727	29.3%
Entities associated with Oakmont Corporation(6)	16,857,537	15.3%	—	—	1,251,803	2.2%	15,004,393	21.2%	16,256,196	12.8%
BRP Liberty Master, LLC (7)	4,988,634	4.5%	—	—	370,420	0.7%	4,439,931	6.3%	4,810,351	3.8%
Concentric Equity Partners II, LP (8)	4,988,634	4.5%	—	—	4,810,351	8.6%	—	0.0%	4,810,351	3.8%
SH Ventures LOS, LLC (9)	4,680,049	4.2%	—	—	347,506	0.6%	4,165,288	5.9%	4,512,794	3.6%
C. Mark Pearson	3,921,168	3.6%	—	—	296,072	0.5%	3,548,781	5.0%	3,844,853	3.0%
Directors, Director Nominees and Named Executive Officers:										
Christopher A. Wright	3,533,234	3.2%	—	—	269,712	0.5%	3,232,826	4.6%	3,502,538	2.8%
Michael Stock	1,462,529	1.3%	—	—	112,487	0.2%	1,348,295	1.9%	1,460,782	1.2%
Ron Gusek	1,200,865	1.1%	—	—	92,338	0.2%	1,106,780	1.6%	1,199,118	0.9%
Cary D. Steinbeck	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
N. John Lancaster, Jr.	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Brett Staffieri	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
William F. Kimble	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Peter A. Dea	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Ken Babcock	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
M. Cliff Ryan, Jr.	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Jesal Shah	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Directors and executive officers as a group (13 persons)	6,196,628	5.6%	—	—	474,537	0.8%	5,687,901	8.0%	6,162,438	4.9%

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Liberty Inc. will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which 56,089,198 shares will be issued and outstanding, 400,000,000 shares of Class B common stock, $0.01 par value per share, of which 70,825,634 shares will be issued and outstanding and 10,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Liberty Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the Liberty Unit Holders will receive one share of Class B common stock for each Liberty LLC Unit that they hold. Accordingly, the Liberty Unit Holders will have a number of votes in Liberty Inc. equal to the aggregate number of Liberty LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of

122

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 56,089,198 shares of Class A common stock. Of these shares, all of the 20,000,000 shares of Class A common stock (or 23,000,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the Liberty Unit Holders and other recipients of Class A common stock in the corporate reorganization in connection with the offering will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Liberty Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—Liberty LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with the Liberty Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 106,914,832 shares (assuming redemption of all applicable Liberty LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, certain of our principal shareholders, certain of our Legacy Owners and the selling shareholder have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Evercore Group L.L.C.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Houlihan Lokey Capital, Inc.	
Intrepid Partners, LLC	
Petrie Partners Securities, LLC	
SunTrust Robinson Humphrey, Inc.	
Total	20,000,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $ per share. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,000,000 additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering option to purchase additional shares, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions, and proceeds, before expenses, to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 3,000,000 shares.

	Per Share	Total	
		No Exercise	Full Exercise
Public offering price			
Underwriting discounts and commissions to be paid by us			
Underwriting discounts and commissions to be paid by the selling shareholder			
Proceeds, before expenses, to us			
Proceeds, before expenses, to the selling shareholder			

We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholder. The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, will be approximately $8.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (including expenses of Morgan Stanley & Co. LLC in its capacity as the "qualified independent underwriter") up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the closing of this offering.

We have been authorized to list our shares on the NYSE under the symbol "BDFC."

We, all of our directors and executive officers and the selling shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters, and subject to specified exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares;

whether any such transaction described above or in the immediately following sentence is to be settled by delivery of shares or such other securities, in cash or otherwise. In addition, we agree that we will not, during the restricted period, file any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for shares, and we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares or any security convertible into or exercisable or exchangeable for shares.

The lock-up restrictions described in the foregoing do not apply to our directors, executive officers and the selling shareholder with respect to:

- transactions relating to shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock being sold, cancelled or transferred pursuant to the transactions contemplated by the underwriting agreement (including the transactions occurring pursuant to or as contemplated in the Master Reorganization Agreement (as defined in the underwriting agreement)) in connection with this offering;

- transactions relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of this offering;

- the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, provided that (i) such plan does not provide for the transfer of shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of shares may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In the event that Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC release any Class A common stock and other securities subject to the lock-up agreements, we have agreed to publicly announce the impending release or waiver at least two business days before the effective date of the release or waiver.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the shares. The underwriters may impose a penalty bid. This occurs when a particular underwriters repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us and our affiliates, for which they received or will receive customary fees and expenses.

LIBERTY OILFIELD SERVICES LLC, PREDECESSOR

Combined Statements of Operations
For the Years Ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Revenue:		
Revenue	$ 356,890	$384,330
Revenue—related parties	17,883	71,074
Total revenue	374,773	455,404
Operating costs and expenses:		
Cost of services (exclusive of depreciation and amortization shown separately below)	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Total operating costs and expenses	429,207	458,964
Operating loss	(54,434)	(3,560)
Other expense:		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Supplemental unaudited pro forma income tax benefit (See Note 1)	$ 22,145	
Supplemental unaudited pro forma net loss	$ (38,415)	
Supplemental unaudited pro forma earnings per common share (See Note 1):		
Basic	$ (0.09)	
Diluted	$ (0.09)	
Supplemental unaudited pro forma weighted average number of common shares outstanding (See Note 1):		
Basic	56,089,198	
Diluted	56,089,198	

See notes to combined financial statements.

20,000,000 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

PROSPECTUS

Morgan Stanley
Goldman, Sachs & Co.
Wells Fargo Securities
Citigroup
J.P. Morgan
Evercore ISI
Simmons & Company International Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
Houlihan Lokey
Intrepid Partners
Petrie Partners Securities
SunTrust Robinson Humphrey

Through and including   , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 34,654
FINRA filing fee	43,625
New York Stock Exchange listing fee	320,000
Accountants' fees and expenses	2,822,000
Legal fees and expenses	3,000,000
Printing and engraving expenses	500,000
Transfer agent and registrar fees	10,000
Miscellaneous	1,269,721
Total	$8,000,000

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on May 2, 2017.

Liberty Oilfield Services Inc.

By: _____/s/ Christopher A. Wright_____

Christopher A. Wright
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of May 2, 2017.

Name	Title
_____/s/ Christopher A. Wright_____ Christopher A. Wright	Chief Executive Officer (Principal Executive Officer)
_____*_____ Michael Stock	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

*By: _____/s/ Christopher A. Wright_____

Christopher A. Wright
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
***1.1	Form of Underwriting Agreement
***2.1	Form of Master Reorganization Agreement
***3.1	Form of Amended and Restated Certificate of Incorporation of Liberty Oilfield Services Inc.
***3.2	Form of Amended and Restated Bylaws of Liberty Oilfield Services Inc.
***4.1	Form of Stockholders Agreement
**5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
***10.1	Form of Liberty Oilfield Services Inc. Long Term Incentive Plan
***10.2	Form of Indemnification Agreement
***10.3	Form of Tax Receivable Agreement
***10.4	Form of Tax Receivable Agreement
***10.5	Form of the Amended and Restated Limited Liability Company Agreement of Liberty Oilfield Services New HoldCo LLC
***10.6	Form of Registration Rights Agreement
***10.7	Form of Liberty Oilfield Services Inc. Legacy Restricted Stock Plan
***10.8	Form of Restricted Stock Grant Notice and Restricted Stock Agreement
***21.1	List of subsidiaries of Liberty Oilfield Services Inc.
**23.1	Consent of EKS&H LLLP
**23.2	Consent of Deloitte & Touche LLP
**23.3	Consent of Deloitte & Touche LLP
**23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
***24.1	Power of Attorney (included on the signature page of this Registration Statement)
***99.1	Consent of Cary D. Steinbeck
***99.2	Consent of N. John Lancaster, Jr.
***99.3	Consent of Brett Staffieri
***99.4	Consent of Christopher A. Wright
***99.5	Consent of William F. Kimble
***99.6	Consent of Peter A. Dea
***99.7	Consent of Ken Babcock
***99.8	Consent of M. Cliff Ryan, Jr.
**99.9	Consent of Jesal Shah

* To be filed by amendment.
** Filed herewith.
*** Previously filed.